ASTRIA THERAPEUTICS, INC.

100 High Street

Floor 28

Boston, Massachusetts 02110

May 19, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Astria Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-264911

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Astria Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-264911), so that it may become effective at 9:00 a.m. Eastern time on May 23, 2022, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours,

ASTRIA THERAPUETICS, INC.

By:	/s/ Ben Harshbarger
Name: Ben Harshbarger
Title: General Counsel and Corporate Secretary

cc:	Rosemary G. Reilly, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP